Dechert LLP 1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax

Matthew Barsamian Partner Matthew.Barsamian@dechert.com +1 202 261 3392 Direct +1 202 261 3013 Fax

September 1, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Mr. Thomas Ahmadifar

Re:	AB CarVal Credit Opportunities Fund, et al.,

File No. 812-15970

Form APP WD: Request for Withdrawal of Application

Dear Mr. Ahmadifar:

AB CarVal Credit Opportunities Fund and the other applicants (collectively, the “Applicants”) filed an application on January 8, 2026 for an order pursuant to sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and rule 17d-1 thereunder permitting certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the 1940 Act (the “Application”).

The Applicants hereby respectfully request that the Application (File No. 812-15970) be withdrawn and that the U.S. Securities and Exchange Commission take no further action with respect thereto.

If you have any questions, please contact the undersigned at 202.261.3392 (or by email at matthew.barsamian@dechert.com). Thank you for your attention to this matter.

Sincerely,

/s/ Matthew Barsamian
Matthew Barsamian